
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Monorail, Inc

Legal status of Issuer:

      Form:

      Corporation

      Jurisdiction of Incorporation/Organization:

      Delaware

      Date of Organization:

      May 25, 2023

Physical Address of Issuer:

3322 Bee Ridge Road, Sarasota, FL 34239

Website of Issuer:

https://www.monorail.com

Current Number of Employees:

5

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)*
Total Assets	$298,085	$100,214
Cash & Cash Equivalents	$30,827	$214
Accounts Receivable	$0	$0
Current Liabilities	$240,574	$434,730
Long-Term Liabilities	$100,000	$0
Revenues/Sales	$6,853	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(3,204,631)	$(789,516)

* The Company was formed on May 25, 2023 and the results are since inception.

TABLE OF CONTENTS

Monorail, Inc



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Monorail, Inc. ("**Monorail,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.monorail.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Monorail, Inc
(Issuer)

By:/s/ Phillip Dickson
(Signature)

Phillip Dickson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Phillip Dickson
(Signature)

Phillip Dickson
(Name)

Director
(Title)

August 14, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
August 14, 2025

Monorail, Inc



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Monorail, Inc ("**Monorail**" or the "**Company**") is a technology-driven financial service company that seeks to empower individuals to invest without the constraints of substantial upfront costs. With a simple tap, users can enjoy the freedom to acquire whole or fractional shares. Prioritizing security, Monorail makes significant investments in safeguarding your data through measures such as Bank-Level Encryption, Two-Factor Authentication, and Biometric Protection.

Monorail Portfolios enable users to invest in ETFs that align with their values, ensuring that each invested dollar contributes to companies that share and support the users principles. Users of the Monorail platform typically pay a subscription fee.

The Company was incorporated in Delaware on May 25, 2023 and is headquartered in Florida. The Company sells its products and services through the internet throughout the United States.

The Company has two wholly-owned subsidiaries: (i) Monorail IP, LLC, which owns the trademark "Monorail", was formed on April 6, 2018 in Florida and changed its name from Vimvest IP LLC to Monorail IP, LLC on September 12, 2022; and (ii) Monorail Securities, LLC, which is a registered investment advisor, was formed on August 24, 2016 in Florida. Investments in the Company's Value-based Portfolios are made through Monorail Securities, LLC.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.monorail.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

A substantial majority of the Company is owned by an entity controlled by the Founder and it will exercise voting control.

An entity controlled by the Founder beneficially owns a majority of the Company. Subject to any fiduciary duties owed to other stockholders under Delaware law, this entity will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Founder may have interests that are different from yours. For example, the Founder may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Founder could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer a platform that allows for stock trading and investment in value-based portfolios. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the products and services offered. If clients do not perceive our platform or products and services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. In particular, our operating subsidiary is subject to the oversight of the SEC. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care A union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The Issuer may not be in compliance with the corporate registration requirements where it operates.

The Issuer's headquarters are located in the State of Florida. The Issuer is not currently qualified to conduct business in Florida and and intends to apply for qualification. In the event the Issuer is required to be qualified in Florida, the Issuer could be subject to fines, penalties or other administrative actions for failure to qualify in states that it operates in.

BUSINESS

Description of the Business

Monorail, Inc ("**Monorail**" or the "**Company**") is a technology-driven financial service company that seeks to empower individuals to invest without the constraints of substantial upfront costs. With a simple tap, users can enjoy the freedom to acquire whole or fractional shares. Prioritizing security, Monorail makes significant investments in safeguarding your data through measures such as Bank-Level Encryption, Two-Factor Authentication, and Biometric Protection.

Monorail Portfolios enable users to invest in ETFs that align with their values, ensuring that each invested dollar contributes to companies that share and support the users principles. Users of the Monorail platform typically pay a subscription fee.

Business Plan

Market & Industry

The global online investment platform market, valued at $4 billion in 2022, is projected to grow, reaching $12.07 billion by 2030. Monorail seeks to capitalize on this expansion with its advanced, user-friendly platform that offers customizable portfolios, prioritizes stringent security measures, and emphasizes financial literacy. We believe these features uniquely position Monorail to meet the rising demand for personalized financial services and secure, informed investing, distinguishing it in a competitive landscape driven by digital transformation and personalization in financial services.

Current Stage and Roadmap

Current Stage

We believe Monorail is currently in an exciting phase of development. We have built our innovative investing platform, which includes features like fractional share trading and values-based investment portfolios. Although we are pre-revenue, we believe our platform's capabilities position us well for future growth and expansion.

Future Roadmap

Our immediate goals include introducing retirement account options and expanding our educational resources to empower users with more comprehensive financial knowledge. In the longer term, we plan to incorporate advanced technologies such as AI and blockchain to provide more personalized investment recommendations and improve portfolio analytics. These innovations are part of our commitment to simplifying the investment process while maintaining high standards of security and user-centric service, ensuring that Monorail remains at the forefront of the evolving

The Issuer plans to significantly expand its business by increasing sales and marketing, investing in technology and product development and building out its infrastructure. Any capital we raise in the future will empower us to increase sales and marketing efforts, expand our technology and product development, and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Values-Based Portfolios	Provide individuals with a means to invest in ETFs that reflect their values, enabling each invested dollar to support companies that share and uphold those values. The Patriot Portfolio™ comprises companies that align with conservative, America-first, and biblical values. The Global Portfolio offers a diverse mix of global companies, based on Nobel Prize-winning academics' research, with a focus on maximizing returns. Both of our Values-Based Portfolios are designed for growth and managed with precision. Investments in the Value-Based Portfolios require an advisory relationship between the investor and Monorail Securities, LLC, a registered investment advisor and the Issuer's wholly-owned subsidiary.	Individuals who are seeking technologically advanced financial services and innovative investment opportunities.
Stock Trading	Offer individuals the flexibility to trade on a self-directed platform with whole or fractional shares, allowing them to own a piece of their favorite companies, regardless of the share price. Whether you are an experienced investor or a beginner, Monorail's user-friendly platform makes it easy to engage in trades of stocks and ETFs. With immediate purchasing power upon first deposit, customers can start investing without any delay. Transactions are executed through Viewtrade, a third party broker-dealer.	Individuals who are seeking technologically advanced financial services and innovative investment opportunities.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

We believe Monorail stands out in the crowded financial services sector by competing with giants like Robinhood, known for commission-free trading, and Betterment, a leader in robo-advising. What sets Monorail apart is its focus on values-based investment portfolios and a commitment to financial education, targeting investors who prioritize ethical investments, showcased through specialized offerings like the Patriot Portfolio™. This approach not only differentiates Monorail but also addresses a niche market segment seeking investments aligned with personal and ethical values.

The primary competitors of the Company are in the following categories:

1. Patriotic Organizations: These competitors include Black Rifle Coffee Company, Patriot Mobile and Rumble
2. Robo Advisors: These competitors include SoFi, Betterment, Wealthfront and Acorns
3. Stock Trading: These competitors include Webull, Robinhood, Public,com and STASH.

Customer Base

Monorail's target audience will comprise individuals who are seeking technologically advanced financial services and innovative investment opportunities. The Company will cater to investors looking to trade stocks and ETFs, as well as individuals planning for their retirement. Furthermore, the target audience will also include individuals who value convenience, security, and transparent fee structures in their financial transactions.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
7,003,362*	"Monorail"	Trademark/Service Mark	August 17, 2021	March 21, 2023	USA
7,006,158*	"M"	Trademark/Service Mark	March 2, 2022	March 21, 2023	USA

*Trademarks registered under the name of VimVest IP, LLC which changed its name to Monorail IP, LLC on September 12, 2022 and is a wholly-owned subsidiary of the Issuer.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, our operating subsidiary is subject to the oversight of the SEC. The Company's subsidiary is regulated by the SEC. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Phillip Dickson	CEO, Founder and Director	CEO, Founder and Director of Monorail, Inc, 2023 – Present Responsible for strategy and general CEO responsibilities. Co-Founder and Managing Partner, HD Money, 2012 – Present Responsible for strategy. Co-Founder and Co-CEO, Vimvest Holdings, 2017 – 2022 Responsible for strategy.	Series 65 & 215 Life Health Variable Annuity
Mark Kennedy	Chief Investment Officer (CIO)	CIO of Monorail, Inc, 2023 – Present Responsible for all Monorail portfolio creation and daily investment management. CIO of HD Money, 2018 – Present Responsible for all HD Money portfolio creation and daily investment management. President of Kennedy Capital International, 2000 - Present Responsible for arbitrage trading and consulting.	Cornell University, B.S., Economics, 1979 Series 24, 27, 8, 215, 65 and 7
Diana North	Comptroller	Comptroller of Monorail, Inc, 2023 – Present Responsible for financial planning and analysis, general accounting and human resources. Comptroller of Vimvest, Inc., 2021 – 2023 Responsible for financial planning and analysis, general accounting and human resources.	University of Central Florida, B.S., Business Administration and Finance,

Meghann Perkins	Chief Customer Success Officer	Chief Customer Success Officer of Monorail, Inc, 2023 – Present Responsible for user support of Monorail app. Director of Customer Success at Duet Health, 2020 – 2022 Responsible for onboarding new enterprise clients with applications.	University of South Florida, B.S., Business Administration, 2011
Stephen Hearn	Chief Technology Officer (CTO)	CTO of Monorail, Inc, 2024 – Present Responsible for all applications and technologies. Principal Architect I, Cloud at McKinsey & Company, 2022 - 2024 Cloud architecture consulting with Fortune 500 companies and government agencies.	Florida Atlantic University, Bachelor of Business Administration, Management Information Systems, 2011

Biographical Information

Phillip Dickson: Phillip is the CEO, Founder and Director of the Company. He has over 15 years of experience in finance and management. Before founding the Company, Phillip co-founded Vimvest, a goal-based fintech app, and is a director of several private companies, including HD Money, a successful RIA firm with $300 million under management. Previously, Phillip was a director of CD Advisory Group, an $18 million-a-year deposited premium insurance company from 2009-2016. In addition, Phillip has worked for some of the largest Wall Street firms, like MetLife. Phillip's experience has allowed him to understand and excel in building companies while returning substantial profits. Phillip has repeatedly shown that failure is not an option in the Company's commitment to change the way people interact with their money.

Mark Kennedy: Mark is the CIO of the Company. He has been a Managing Director and President in several large wealth management firms, including Smith Barney, since 1979. Mark assists in developing and operating equity and fixed income products for the Company.

Diana North: Diana is the Comptroller of the Company. Prior to joining the Company, Diana worked for a major hotel brand for 20 years, gaining knowledge in various departments and overall operations management as a Regional Director. After a successful career in corporate America, Diana moved her focus to start-ups and joined the Company in 2021. Diana graduated from the University of Central Florida with a double major, Bachelor of Science in Finance and Bachelor in Business Administration.

Meghann Perkins: Meghann is the Chief Customer Success Officer of the Company. She began her career at a Fortune 500 company, where she absorbed extensive knowledge across various departments. Transitioning to startups in 2016, Meghann leveraged her connections, notably with AWS, to facilitate significant business moves, including the sale of mobile application to Amazon in 2019. In 2021, she played a crucial role in a medical startup's acquisition by a global medical software company. At the Company, Meghann is enthusiastic about contributing to the success of America's Investment App, bringing her rich background and strategic insights to the team.

Stephen Hearn: Stephen is the CTO of the Company. He brings a wealth of expertise to the cloud and software engineering domains, having navigated various environments from innovative startups to established enterprise organizations. Stephen's experience encompasses a spectrum of challenges and opportunities, affording him a well-rounded perspective on technological landscapes. With a drive for problem-solving and a commitment to practical solutions, Stephen bridges the gap between technical intricacies and evolving needs of businesses. His journey reflects a dedication to understanding the unique needs of each organization, enabling him to architect solutions that drive efficiency, scalability, and sustainable growth. Stephen's collaborative demeanor and adaptable nature make him a valuable asset in any team, facilitating smooth transitions and fostering a culture of continuous improvement in today's ever-evolving digital ecosystem.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 5 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company currently has authorized capital stock of 10,000,000 shares of common stock, par value $0.001 per share (the "**Common Stock**"). Additionally, the Company has established the 2023 Equity Incentive Plan for which 570,000 shares are authorized for issuance thereunder.

As of the date of this Form C-AR, 5,675,038 shares of Common Stock are issued and outstanding. Additionally, the Company has not issued any awards under the 2023 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	5,675,038*
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Includes an estimated 22,027 shares of Common Stock to be issued pursuant to the Company's Regulation CF offering, which remains subject to closing of subscriptions.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any outstanding Options, SAFEs, Convertible Notes or Warrants.

Outstanding Debt

As of the date of this Form C-AR, the Company does not have any outstanding debt.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$5,000	5,000,000	Research & Development and General Working Capital	May 25, 2023	Section 4(a)(2)
Common Stock	$3,918,066	653,011	Research & Development and General Working Capital	Various dates between October 26, 2023 and February 28, 2025	Section 4(a)(2)
Common Stock*	$129,570	21,595	Research & Development and General Working Capital	April 30, 2025	Reg. CF

*Estimated figures as the final raise amounts are pending. Excludes an estimated $2,591 worth of Common Stock to be issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Vimvest Holdings LLC*	5,000,000 shares of Common Stock	90.80%

*Owned by Phillip Bruce Dickson, Margaret Hixon, and Stuart Dickson.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Company had limited cash and cash equivalents, and when combined with current revenues and capital being raised privately, leaves the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In April 2025, the Company completed an offering of Common Stock pursuant to Regulation CF and raised an estimated $129,570 (excluding an estimated $2,591 in Common Stock to be issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) In 2023, the Company received an advance amounting to $100,000 from HD Money, a related party through common ownership, without a formal agreement in place. The Company fully repaid the advance in 2024.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
August 14, 2025

Monorail, Inc



Monorail Inc

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$30,827.68**
Other Current Assets	**$167,257.40**
Total Current Assets	**$198,085.08**
Other Assets	**$100,000.00**
TOTAL ASSETS	**$298,085.08**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$240,574.31**
Long-Term Liabilities	**$100,000.00**
Total Liabilities	**$340,574.31**
Equity	
Additional paid in capital	0.00
Capital Stock	3,337,888.07
Opening balance equity	-78,040.43
Retained Earnings	-198,187.14
Net Income	-3,104,149.73
Total Equity	**$ -42,489.23**
TOTAL LIABILITIES AND EQUITY	**$298,085.08**

Monorail Inc

Profit and Loss
January - December 2024

	TOTAL
Income	
AUM Fees	367.19
Subscription Fee Income	6,486.01
Total Income	**$6,853.20**
GROSS PROFIT	**$6,853.20**
Expenses	
Advertising & Marketing	612,441.65
Business licenses	12,757.48
Contract Labor - App Development/Maintenance	936,080.84
Contributions to charities	0.00
General business expenses	326,210.24
Incentive/Bonus Payouts	1,250.00
Insurance	2,030.00
Interest paid	21,107.83
Legal & accounting services	57,176.39
Meals	39,476.24
Office expenses	60,352.13
Payroll expenses	1,050,698.76
Purchases	0.00
Taxes paid	62,703.01
Travel	15,947.48
Utilities	11,814.85
Total Expenses	**$3,210,046.90**
NET OPERATING INCOME	**$ -3,203,193.70**
Other Expenses	**$1,438.20**
NET OTHER INCOME	**$ -1,438.20**
NET INCOME	**$ -3,204,631.90**

Monorail Inc

Statement of Cash Flows

January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-3,204,631.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	**330,397.68**
Net cash provided by operating activities	**$ -2,874,234.22**
FINANCING ACTIVITIES	
Due to Marc Santelli	100,000.00
Additional paid in capital	0.00
Capital Stock	2,882,888.07
Opening balance equity	-78,040.43
Net cash provided by financing activities	**$2,904,847.64**
NET CASH INCREASE FOR PERIOD	**$30,613.42**
Cash at beginning of period	214.26
CASH AT END OF PERIOD	**$30,827.68**